Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
(Loss) income from continuing operations, net of taxes	$(313)		$1,218		$1,048		$1,137		$1,077
Add:
Provision for income taxes	176		453		511		610		659
Loss (income) from equity investees, net	211		38		(1)		(23)		(18)
Distributions of income from equity investees	12		6		8		22		14
Total interest expense	481		360		332		333		309
Portion of rents representative of the interest factor	42		41		44		48		31
Earnings, as adjusted	$609		$2,116		$1,942		$2,127		$2,072
Fixed charges:
Total interest expense	$481		$360		$332		$333		$309
Portion of rents representative of the interest factor	42		41		44		48		31
Total fixed charges	$523		$401		$376		$381		$340
Preferred stock dividends	—		—		—		—		—
Total combined fixed charges and preferred stock dividends	$523		$401		$376		$381		$340
Ratio of earnings to fixed charges	1.2	x	5.3	x	5.2	x	5.6	x	6.1	x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.2	x	5.3	x	5.2	x	5.6	x	6.1	x